April 9, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC  20549

Attention:  Mr. Tony Burak

Re:  Global X Funds (File No. 811-22209)

Mr. Burak:

This letter responds to the comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as sub-administrator for the Global X Funds (the “Trust”) in a telephone conversation on March 11, 2020. The comments relate to the three October 31, 2019 annual reports filed on Form N-CSR (the “Report” or collectively “Reports”), specifically for the below funds (each a “Fund” and collectively the “Funds”). All Funds are a series of the Trust. SEI provides the Trust with sub-administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust.

We have reproduced the substance of your comments below, followed by the Trust’s response.

SEC Comment 1

For Global X MSCI China Financials ETF, N-CEN Item B.22. – The Fund’s response states that there were payments made to the Fund’s shareholders in connection with a NAV error.  Please provide a supplemental response explaining the error and payment.  Please also describe if you identified any weaknesses in internal controls, and, if so, any remedies taken to address them.

SEI Response to Comment 1

While there was a NAV Error for the Global X MSCI China Financials ETF during the period, per the Fund’s NAV Error Correction Procedures Authorized Participant dilution analysis was not required because the NAV overstatement was not equal to or exceeded 0.50% and thus no further action was required.   The N-CEN response should not have indicated that there were payments made to the Fund’s shareholders in connection with a NAV error.

SEC Comment 2

For Global X FTSE Nordic Region ETF, Global X Fertilizers/Potash ETF, Global X Guru® Index ETF, and Global X DAX Germany ETF, N-CEN Item B.23. – The aforementioned Funds were not listed among the funds for which Section 19(a) notices were sent out; however, each Fund listed a return of capital in its annual report. Please confirm whether Section 19(a) notices were sent to shareholders in connection with each return of capital.

SEI Response to Comment 2

Global X FTSE Nordic Region ETF, Global X Fertilizers/Potash ETF, Global X Guru® Index ETF and Global X DAX Germany ETF all had sufficient GAAP income to support the distributions paid. There were tax adjustments (amounts that cannot be ascertained until after the year end) which created the returns of capital. The form 8937 was published on the Trust’s website for the shareholders.

SEC Comment 3

For Global X  SuperDividend® REIT ETF, Global X MSCI SuperDividend® EAFE ETF, Global X MSCI SuperDividend® Emerging Markets ETF, Global X Russell 2000 Covered Call ETF, and Global X YieldCo & Renewable Energy Income ETF, N-CEN Item B.23. – The response indicates that Section 19(a) notices were sent out, but there did not appear to be capital distributions listed in the shareholder report. Please confirm that these Funds did require Section 19(a) notices.

SEI Response to Comment 3

Global X SuperDividend® REIT ETF, Global X MSCI SuperDividend® EAFE ETF, Global X MSCI SuperDividend® Emerging Markets ETF, Global X Russell 2000 Covered Call ETF and Global X YieldCo & Renewable Energy Income ETF pay a level monthly distribution and their distributions exceeded GAAP income. However, there were sufficient tax adjustments (amounts that cannot be ascertained until after the year end) to absorb the overdistributions as disclosed in the Section 19(a) notices; consequently, there was no returns of capital for these Funds for the fiscal year.

SEC Comment 4

The prospectus filed on February 24, 2020 for Global X NASDAQ 100® Covered Call ETF, Global X S&P 500® Covered Call ETF, and Global X Russell 2000 Covered Call ETF shows expenses were restated in the fee tables (with the amounts of restatement being 15-20 bps).  Please explain the reason for restatement in a supplemental response.

SEI Response to Comment 4

Each of Global X NASDAQ 100 ®Covered Call ETF, Global X S&P 500® Covered Call ETF, and Global X Russell 2000 Covered Call ETF writes covered call options as part of its investment strategies.  In order to write a covered call, a call-writer must post collateral at the Options Clearing Corporation (“OCC”), but only a member of the OCC is able to post the collateral directly.  The three Funds were previously using an OCC-member broker-dealer to facilitate the required posting of collateral, for which a fee was assessed to the Funds by the broker-dealer.  The Funds’ custodian subsequently became an escrow bank with the OCC and is now able to facilitate the posting of collateral directly with the OCC as part of its broader suite of custodial services at no additional cost to the Funds, thus reducing the costs the Funds previously bore.  Instruction 3(d) to Item 3 of Form N-1A requires fee information to be based “on amounts incurred during the Fund’s most recent fiscal year,” but then requires a restatement of the amounts of “Annual Fund Operating Expenses” in the event of a material “increase or decrease in expenses…that is expected to occur during the current fiscal year.”  In light of the elimination of these expenses in the current fiscal year and the line-item requirements of Form N-1A, the Funds have presented their fee table information in accordance with Instruction 3(d) to Item 3 of Form N-1A.

SEC Comment 5

The N-PORT filed on December 26, 2019 for Global X Uranium ETF, Global X MSCI Next Emerging & Frontier ETF, Global X MSCI China Financials ETF, Global X MSCI Pakistan ETF, and Global X Scientific Beta Asia ex-Japan ETF shows discrepancies in the fair value hierarchy (leveling) table compared to the information provided in each Fund’s annual report. For example, Global X Uranium ETF shows CGN Power listed as Level 3 in the annual report, but that security is listed as Level 1 in the N-PORT filing. Please confirm the appropriate leveling, and please amend the N-PORT filing, as appropriate.

SEI Response to Comment 5

The N-PORT filing reflected the default leveling assignments by investment types as of 10/31/19. By default, all equity investments are designated as level 1 if the Adviser believes they can convert the security to cash within 3 business days unless fair valued for N-PORT purposes.  All of the securities in these ETFs were therefore deemed level 1 in the N-PORT filling.  The ETFs’ holdings were further analyzed after period end as part of the annual report preparation process to determine if any security’s level assignment should be changed.  All securities that trade on an exchange that was closed as of 10/31/19 were designated level 2 and all securities that were halted from trading or not listed on an exchange as of 10/31/19 were designated level 3 in the annual report.

Please contact Luis Berruga at (212) 644-6440 if you have any questions or comments.

Very truly yours,

/s/ Luis Berruga

Luis Berruga

President

cc:	Chang Kim Joe Costello Eric Kleinschmidt

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